SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[November 12, 2004]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
METSO HAS COMPLETED ITS BOND EXCHANGE OFFER

SIGNATURES

Date     November 12, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel Metso Corporation

METSO HAS COMPLETED ITS BOND EXCHANGE OFFER

(Helsinki, Finland, November 12, 2004) – Metso Corporation (NYSE: MX; OMX: MEO) has completed its invitation to holders of its EUR 500 million 6.25% Notes due 2006 (of which EUR 412 million is currently outstanding) (the ‘Existing Notes’) to exchange their Existing Notes for new Euro denominated 5.125% Notes due 2011 (the ‘New Notes’) (the “Exchange Offer”). The Exchange Offer was launched on October 29, 2004 and expired on November 11, 2004.

EUR 256.1 million of Existing Notes have been validly submitted and accepted for exchange corresponding to 62.2% of the total outstanding amount of Existing Notes. By application of the Exchange Ratio of 1.0709449, EUR 274.2 million of New Notes will be issued on November 19, 2004.

Due to the high proportion of Existing Notes submitted for exchange, Metso will not be issuing any Additional Notes.

This successful 7-year issue was well received by the market and enabled Metso to extend its debt maturity profile at attractive financial conditions.

Results of the Exchange Offer

Final aggregate principal amount of the Existing Notes accepted for exchange: EUR 256,064,000
Final aggregate principal amount of the New Notes: EUR 274,211,000
2006 Benchmark Rate (OBL 4.50% due 18 August 2006 — ISIN: DE0001141380): 2.356%
Exchange Spread: 55 bps over the 2006 Benchmark Rate
Exchange Price: 106.589% of EUR 1,000 principal amount of Existing Notes
Cash amounts per Existing Note in respect of accrued interest: EUR 58.74
New Notes Issue Date: November 19, 2004
7-Year Mid Swap Rate: 3.557%
New Issue Spread: 165 bps over the 2011 Benchmark Rate
New Issue Coupon: 5.125%
New Issue Price: 99.528% of EUR 1,000 principal amount of New Notes
Exchange Ratio: 1.0709449
Maturity Date of New Issue: November 21, 2011

Settlement

The Settlement Date is expected to be on November 19, 2004 on which date the New Notes will be delivered to the holders of Existing Notes who have validly accepted the Exchange Offer (together with cash amounts in respect of accrued interest and rounding, if any).

Deutsche Bank and Merrill Lynch are acting as Dealer Managers in relation to the Exchange Offer. Citibank, Nordea and Skandinaviska Enskilda Banken are acting as Co-Dealer Managers. Citibank is acting as Exchange Agent and Dexia Banque is acting as Luxembourg Exchange Agent.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. Metso has approximately 23,000 employees in over 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For further information:

Pekka Hölttä, Senior Vice President, Corporate Treasurer, Metso Corporation,
tel. +358 204 84 3195
Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253

Dealer Managers:

Deutsche Bank AG London	Merrill Lynch International
Liability Management Group	Liability Management Group
Tel: +44 (0)20 7545 8011	Tel: +44 (0)20 7995 3715

Exchange Agents:

Exchange Agent	Luxembourg Exchange Agent
Citibank, N.A.	Dexia Banque Internationale à Luxembourg
Tel: +44 (0)20 7508 3867	Tel: +352 4590 1
exchange.gats@citigroup.com

This announcement is not for distribution in the US, Italy, Spain, Canada, Australia or Japan.

The information contained herein is not for publication or distribution into the United States. The material set forth herein is for informational purposes only and is not intended, and should not be construed, as an offer of securities for sale into the United States. The securities described herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the laws of any state, and may not be offered or sold within the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state laws. There is no intention to register any portion of the Exchange Offer in the United States or to conduct a public offering of securities in the United States.

The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities law of any such jurisdiction. The Exchange Offer is not made to, and any offers will not be accepted from, or on behalf of, holders of Existing Notes in any jurisdiction in which the making of the Exchange Offer will not be in compliance with the laws or regulations of such jurisdiction.